ULTRA SERIES FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

       February 10, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:     Ultra Series Fund (SEC File No 811-87775) Form N-14  Registration Statement

Dear Sir/Madam:

     Filed herewith via EDGAR is a Form N-14 Registration (combined proxy statement/prospectus) relating to proposed reorganizations of three series of Ultra Series Fund (“USF”), with and into three different series of USF. The Registration Statement is scheduled to be effective automatically on March 12, 2010 pursuant to Rule 488 under the Securities Act of 1933 and we are currently planning to mail the combined proxy statement/prospectus to shareholders of the respective target funds thereafter. The closing of the reorganizations are anticipated to occur at the beginning of May 2010.

     If you have any questions or comments regarding this filing, please call the undersigned at the telephone number listed above.  My direct dial is 608-216-9147.

                            Respectfully submitted,

                             /s/ Pamela M. Krill

                              Pamela M. Krill
                              General Counsel and Chief Legal Officer
 Enclosures